Exhibit 3.3

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:

That at a meeting of the Board of Directors of

Evetsco, Inc.

Resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “Article V” so that, as amended, said Article shall be and read as follows:

“each five (5) shares of the Corporation’s Common Stock, par value $0.001 per share (the “Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid (see attached)

SECOND:

That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:

That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of March, 2010.

By: /s/ Joseph Nemelka

Title: President

Name: Joseph Nemelka

Attachment to Certificate of Amendment

Article V.

Section 2. Common Stock.

The Board of Directors of the Corporation may authorize the issuance of shares of Common Stock from time to time. The Corporation may reissue shares of Common Stock that are redeemed, purchased, or otherwise acquired by the Corporation unless otherwise provided by law.

FIRST: Upon the filing and effectiveness (the ‘‘Effective Time’’) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Corporation’s Certificate of Incorporation, each five (5) shares of the Corporation’s Common Stock, par value $0.001 per share (the ‘‘Common Stock’’), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the ‘‘Reverse Stock Split’’).  No fractional shares shall be issued upon the Reverse Stock Split.  All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share.  If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Common Stock.  Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the ‘‘Old Certificates’’), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

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